FREEGOLD VENTURES LIMITED

TSX: ITF, OTC BB: FGOVF, Frankfurt: FR4

For Immediate Release

www.freegoldventures.com

Freegold Drilling Delineates Surface Bulk Tonnage Gold Mineralization

Over 620 Foot Widths at Golden Summit

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93 shallow holes (4,700’) identify gold grades comparable to nearby Fort Knox Mine over 620 -foot width of drilling.

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One line of close spaced holes returns 0.7 g/t (0.02 oz/ton) over 620 foot N-S width, with a 300 foot section grading 1.02 g/t (0.03 oz/t) – the zone remains open in all directions, with the first and last hole in one line grading 1.9 and 1. 1 g/t over 51-foot hole depths.

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Phase 2  - 20,000 ‘  drill program underway to further delineate bulk tonnage material in the Cleary Hill area.

March 29, 2007 (Vancouver, BC) - Freegold Ventures Limited (the "Company") is pleased to announce initial drill results from its 4,700-foot Phase 1 shallow drilling program at its Golden Summit Project outside Fairbanks, Alaska.  This program, which is the first systematic drilling for bulk-tonnage gold mineralization conducted   on the property, has successfully identified broad zones of gold mineralization over the entire 620-foot width of the drilled area.  The width of this zone remains open to the north and south, and gold grades intersected within the zone are comparable to those currently being mined at the neighboring Fort Knox Mine.  Based on the success of this first Phase, Freegold has commenced Phase 2 of the program which involves an additional 20,000 feet of drilling aimed at further outlining bulk tonnage mineralization in the Cleary Hill Mine area.

Given the large number of mineralized structures encountered in prior trenching and bulk sampling, Freegold determined the most favorable method for simultaneously identifying new structures and veins, evaluating gold grade variability, and extending the known 3,500’ strike length of mineralization previously encountered in this area, was through the use of a large number of shallow, closed spaced drill holes.  Gold mineralization in this area is known to extend to depths of at least 400 feet, as evidenced by prior underground mining and by wide spaced deeper drill holes in the area.  As such, information gathered from the current shallow programs is expected to help determine optimal wider spaced deeper drilling patterns for future resource calculations.

Phase 1 consisted of 4,700 feet of drilling  (93 holes) in 3 parallel lines, spaced 15 feet apart.  Each line consisted of 31 vertical holes, located 20 feet apart, with holes in the centre line offset ten feet to the south of those in the Lines 1 and 3.  Given the general 65-degree south dip to the structures in this area, a drill depth of 51 feet was selected to be able to intercept each structure twice with the 20-foot hole spacing.  The first three lines were drilled in an area between the Cleary Hill South Vein Swarm and the Cleary Hill East Extension, which were the focus of much of last year’s exploration programs. (Figure 1)

The table below shows the average assay results from each hole in Phase 1.  The average grade for the top 51 feet of the 620-foot wide area is 0.6 g/tonne (0.017 oz/ton).  As the lines move from east to west, average gold grades of the drill lines increased by 36% (from 0.51 g/t in Line 1 to 0.70 g/t in Line 3) as the holes got closer to the Cleary Hill South Vein Swarm area.  The width of the mineralization remains open to the north and south, with holes averaging 1.2 g/t and 1.9 g/ (hole 62 and 63) and 1.1 g/t (hole 93) at the ends of these fences.  High-grade assays do not significantly distort the overall average grades, as only 9 of the 1,560 three-foot long assay intervals graded higher than 10 g/tonne, and none of the assays graded higher than 32 g/tonne.

Higher-grade bulk tonnage mineralization encompassing the full 51 vertical feet drilled along   individual lines includes:

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Line 1:  a 260-foot wide zone averaging 0.82 g/t (0.024 oz/t) from hole 4 to hole 16;

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Line 2:  a 340-foot wide zone averaging 0.74 g/t (0.022 oz/t) from hole 62 to 46, including 200 feet averaging 0.95 g/t (0.028 oz/t) from hole 57 to 48; and

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Line 3:  a 300-foot wide zone averaging 1.02 g/t (0.030 oz/t) from hole 63 to 77, including 120 feet averaging 1.74 g/t (0.051 oz/t) from hole 10 to 14.

These grades compare favorably to the 2006 average mill feed grade of 0.83 g/tonne for the Fort Knox gold mine (the largest gold mine in Alaska, having produced 333,383 ounces of gold in 2006, and located less than 5 miles to the south of Golden Summit) and the 0.53 g/tonne grade of its proven and probable reserves.

Cleary Hill Area:  Fence 1 Drill Results

Line 1		Line 2		Line 3
Hole Number	Grade (g/t)	Hole Number	Grade (g/t)	Hole Number	Grade (g/t)
1	0.200	62	1.236	63	1.883
2	0.297	61	0.185	64	0.291
3	0.218	60	0.290	65	0.684
4	0.447	59	0.157	66	0.785
5	0.447	58	0.280	67	0.390
6	0.460	57	0.684	68	0.476
7	0.225	56	0.649	69	0.740
8	0.539	55	0.386	70	0.467
9	1.148	54	0.867	71	0.280
10	1.591	53	0.408	72	3.018
11	1.561	52	1.426	73	1.327
12	1.566	51	1.006	74	3.027
13	0.278	50	1.678	75	0.506
14	1.907	49	0.585	76	0.846
15	0.190	48	1.800	77	0.557
16	0.499	47	0.488	78	0.233
17	0.117	46	0.425	79	0.211
18	0.168	45	0.192	80	0.230
19	0.347	44	0.589	81	0.296
20	0.024	43	0.121	82	0.198
21	0.056	42	0.226	83	0.086
22	0.103	41	0.032	84	1.389
23	0.096	40	0.062	85 *	0.086
24	0.091	39	0.323	86	0.209
25 *	0.121	38	0.112	87	0.204
26 *	0.284	37	0.097	88	0.081
27 *	0.593	36	0.336	89	0.534
28	0.310	35	0.699	90	0.415
29	0.933	34	0.318	91	0.465
30	0.586	33	0.439	92	0.606
31	0.456	32	0.534	93	1.128
Line Avg. (g/tonne)	0.512		0.536		0.698
Line Avg. (oz/ton)	0.015		0.016		0.020

* Note:  all holes are 51 feet in length, except hole 25 @ 24 feet, hole 26 @ 45 feet, hole 27 @ 45 feet, and hole 85 @ 42 feet.

Individual drill holes also showed good thicknesses of higher grade mineralization, including:

Hole Number	Thickness (ft)	Grade (g/t)	Grade (oz/t)
10	15	4.46	0.130
11	36	1.20	0.058
14	9	7.42	0.216
32	12	1.30	0.038
35	18	1.24	0.036
48	12	7.42	0.117
52	9	5.21	0.152
93	6	7.51	0.219
74	12	10.81	0.351
73	12	3.05	0.089
72	9	10.06	0.294

Based on the success of this initial drilling, Freegold has moved immediately into its Phase 2 drill program.  This program is using similar shallow, close spaced drilling with both multi-line and individual line fences that will step out in 300 to 600 foot increments at various locations along the known 3,500 feet of strike length of mineralization in the Cleary Hill Mine area, along with testing further eastern and western extensions.

Drilling is being conducted with an Ingersol-Rand conventional percussion drill.  Cuttings are returned up the drill hole with the use of an OEM vacuum drill cuttings collector, and are dropped from a cyclone directly into a sample bag.  Samples are collected every three feet, with the drill bit being pulled off the bottom and the hole cleaned at the completion of each sample interval.  Freegold maintains a geologist and sampler at the drill rig for all drilling to take and log all samples to insure that quality assurance and control procedures are in accordance with 43-101 requirements.  One duplicate assay is being conducted in every drill hole and either a blank or a standard is inserted in the sample stream every 10 samples.  Alaska Assay Laboratories in Fairbanks, Alaska is being used to analyse the drill cuttings for gold via fire assay analysis plus multi element ICP-AES and ICP-MS analysis using 4 acid digestion.

The Qualified Person for this release is Michael P. Gross, M.S., P. Geo., VP Exploration, Freegold Ventures Limited.

About Freegold Ventures Limited

Freegold Ventures Limited is a North American exploration company with a new management team experienced in mine development and production that is actively exploring advanced-stage gold projects in Idaho (Almaden) and Alaska (Golden Summit, Vinasale).  Freegold holds a 100% lease interest in the Almaden gold project in Idaho.  This large tonnage epithermal gold deposit was the subject of a feasibility study in 1997 calling for the development of a 95,000 oz/year open pit, heap leach mine.  Freegold is currently finalizing a 34,000-foot drilling program aimed at further expanding the size of the resource prior to updating the project economics in 2007.  Freegold has also discovered new high-grade veins and bulk tonnage shears in surface trenching at its Golden Summit project outside Fairbanks.  A 10,000-ton bulk sample collected in the fall of 2006 will be processed in the spring of 2007, and a 25,000-foot drill program to further delineate gold mineralization within the current 1,000-foot wide by 3,500-foot long vein swarm commenced in December.  In addition Freegold has recently optioned the Vinasale Gold Deposit in Alaska, from Doyon, Limited.  Geophysical, mapping and sampling programs, along with metallurgical test-work will be carried out on the property in 2007.

On behalf of the Board of Directors

For further information:

Investor Relations:

“Steve Manz”

1.604.685.1870

1.800.667.1870

Steve Manz

ir@freegoldventures.com

President and C.E.O.

The TSX has neither approved nor disapproved the contents of this news release. CUSIP: 45953B107

DISCLAIMER

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.